Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 38 DATED JULY 24, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 38 to you in order to supplement our prospectus. This supplement, dated July 24, 2003, to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 38 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 37 dated July 10, Supplement No. 36 dated July 1, 2003, Supplement No. 35 date June 24, 2003 and Supplement No. 34 dated June 6, 2003 (Supplement No. 34 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and May 22, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since July 10, 2003, the date of our last supplement to our Prospectus. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 7/10/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Fayette Pavilion Phase III (1) 108 Pavilion Parkway Fayetteville, GA	NC	2000	7/17/03	46,193,000	371,042	99	25	Kohl's Belk JoAnn's Goody's
  Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

(1) Fayette Pavilion Phase III will contain 620,068 square feet and will cost approximately $79,696,000 when fully completed. The balance of the purchase price of approximately $33,503,000 will be paid as the remaining 249,026 square feet is completed and leased.

NC Neighborhood and Community Retail Shopping Center

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001, the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of July 21, 2003, we had sold 148,982,039 shares in our third offering, resulting in gross proceeds of $1,488,413,957. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of July 21, 2003, we had incurred $133,337,585 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $1,355,076,372 of net proceeds from the sale of those 148,982,039 shares. An additional 6,822,206 shares have been sold pursuant to our Distribution Reinvestment Program as of July 21, 2003, for which we have received additional net proceeds of $64,810,964. As of July 21, 2003, we had repurchased 793,588 shares through our Share Repurchase Program resulting in disbursements totaling $7,471,853. As a result, our net offering proceeds from all offerings total approximately $1,992,242,415 as of July 21, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay affiliates of our advisor, which are owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the years ended December 31, 2002, 2001 and 2000, we have incurred and paid property management fees of $4,870,084, $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2002, we had incurred $5,293,000 of such fees, of which $2,000,000 was unpaid at December 31, 2002. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,977,000 are included in the purchase prices we have paid for all our properties purchased through July 21, 2003. As of July 21, 2003, we had invested approximately $1,712,000,000 in properties that we purchased for an aggregate purchase price of approximately $2,916,000,000, and we had invested approximately $88,000,000 in notes receivable from developers of four shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of July 21, 2003, we had net offering proceeds of approximately $140,000,000 available for investment in additional properties. As of July 21, 2003, we have committed to the acquisition of an additional $1,150,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.